Columbia ETF Trust I

225 Franklin Street

Boston, MA 02110

May 4, 2018

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust I (the Registrant)
Columbia Multi-Sector Municipal Income ETF
Post-Effective Amendment No. 9
File No. 333-209996/811-22736

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 9 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485 (a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Multi-Sector Municipal Income ETF to the Registrant.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks and Performance Information are identical or substantially similar to those found in prior filings for Columbia Diversified Fixed Income Allocation ETF.

No fees are required in connection with the Post-Effective Amendment filing.

If you have any questions, please contact either me at (212) 850-1703 or Kayla Sylvia at (617) 385-9539.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia ETF Trust I